The Bausch & Lomb
401(K) Account Plan (formerly The Bausch & Lomb Savings Plus Plan)
Financial Statements and
Supplemental Schedule
December 31, 2000 and 1999

The Bausch & Lomb 401(K) Account Plan

(formerly The Bausch & Lomb Savings Plus Plan)

Index to Financial Statements and Schedule                                     Page 1

Page
Financial Statements:
Report of Independent Accountants	2
Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000	4
Notes to Financial Statements	5 - 9
Supplemental Schedule:*
Schedule I - Schedule of Assets Held for Investment Purposes at End of Year	10-20

* * * * *

*Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of
The Bausch & Lomb 401(K) Account Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Bausch & Lomb 401(K) Account Plan (the "Plan"), formerly the Bausch & Lomb Savings Plus Plan, at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 24, 2001

The Bausch & Lomb 401(K) Account Plan
(formerly The Bausch & Lomb Savings Plus Plan)
Statements of Net Assets Available for Benefits                                   Page 3

	December 31,
	2000	1999

Assets

Investments at fair value	$ 243,793,043	$ 252,992,931
Investments at contract value	51,219,649	60,327,707
Total investments	295,012,692	313,320,638

Cash	717,085	3,456,011
Accrued interest and dividends receivable	4,099,750	343,667
Total assets	299,829,527	317,120,316

Liabilities

Amounts due brokers for securities purchased	(271,271)	-
Total liabilities	(271,271)	-

Net assets available for benefits	$ 299,558,256	$ 317,120,316

The accompanying notes are an integral part of these financial statements.

The Bausch & Lomb 401(K) Account Plan
(formerly The Bausch & Lomb Savings Plus Plan)
Statement of Changes in Net Assets Available for Benefits                     Page 4

For the
Year Ended
December 31,
2000
Additions

Additions to net assets attributed to:
Contributions -
Participant	$ 25,720,967
Employer	9,418,128
Total contributions	35,139,095

Investment income (loss) -
Interest/dividend	14,028,370
Net depreciation in fair value of investments	(52,798,590)
Total investment loss	(38,770,220)
Total	(3,631,125)

Deductions

Benefits paid to participants	(40,660,113)

Net decrease prior to transfer	(44,291,238)

Transfer from predecessor plan (Note 1)	26,729,178

Net decrease	(17,562,060)

Net assets available for benefits:
Beginning of year	317,120,316

End of year	$ 299,558,256

The accompanying notes are an integral part of these financial statements.

The Bausch & Lomb 401(K) Account Plan
(formerly The Bausch & Lomb Savings Plus Plan)
Notes to Financial Statements
Years Ended December 31, 2000 and 1999                                          Page 5

1.      Description of Plan

The Plan is a defined contribution plan covering substantially all U.S. employees of Bausch & Lomb Incorporated (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

General
The following description of The Bausch & Lomb 401(K) Account Plan provides only general information. Participants should refer to the Plan's Summary Plan Description and Plan Document for a more complete description of the Plan's provisions.

Plan Amendment and Merger
Effective January 1, 2000, the Plan was amended as follows:

Increased the maximum participant pre-tax contribution rate from 11% to 15% of compensation;

Provided for a Company fixed contribution of 0.5% of compensation, in the form of Bausch & Lomb Incorporated common stock, for all employees eligible to participate;

Increased the Company matching contribution from a maximum of 3% to 4%;

Provided seven more investment options; and

Allowed for the merger of the Storz Savings and Profit Sharing Plan, a Bausch & Lomb Surgical Division defined contribution plan, into this Plan. The amended plan was renamed The Bausch & Lomb 401(K) Account Plan (the "Plan"). As a result of this plan merger, assets totaling $26,729,178 were transferred into the Plan on January 3, 2000.

Participant Contributions

Employees may elect to participate in the Plan on their date of hire if they are scheduled to work at least 1,000 hours per Plan year. The allowable employee contribution ranges from 1% to 15% of pre-tax compensation. In addition, a participant may elect to contribute an additional 1% to 6% of compensation on an after-tax basis. In no event may the participant's rate of pre-tax savings contributions when added to the rate of after-tax savings contributions exceed 21% of eligible compensation. In addition, each participant may contribute rollover contributions received in a lump sum from another qualified defined contribution or defined benefit retirement plan.

Company Contributions

For employees who have completed one year of eligible service, the Company is required to contribute, from its profits, an amount equal to 100% of the first 3% of each participant's pre-tax savings contributions plus 50% of the next 2% of each participant's pre-tax savings contributions. For employees who have completed one year of eligible service, the Company provides a fixed contribution of .5% of a participant's eligible compensation. All Company contributions are invested in Bausch & Lomb Incorporated common stock and must remain in this fund option until the participant reaches age 55.

Plan Administrator
The Plan is administered by the Employee Benefits Administration Committee (the "Committee") which is appointed by the Board of Directors of the Company.

Participant Accounts
Individual accounts are maintained for each Plan participant to reflect the participant's contributions and Company contributions. Income and loss is allocated to the participants' accounts based on the ratio of the account balance of the individual participant to the aggregate of all account balances of all participants in the fund within the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
 All active Plan participants are 100% vested in their contributions, as well as in all Company contributions.

Participant Loans
Plan participants may borrow up to one-half of their pre-tax savings contributions and Company contributions, not to exceed $50,000. Participants' loans are secured by their account balances. Loan terms range from one to five years. The interest rate on such loans is determined by the Committee based on prevailing market interest rates at the time the loan is approved. For loans taken during 2000 and 1999, the interest rate charged was one percent over the published prime interest rate on the 25th of each month prior to the application (9.50% and 8.50% at December 31, 2000 and 1999, respectively).

Payment of Benefits
On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum payment or life annuity. For payment of benefits due to other reasons, a participant may receive the value of the interest in his or her account as a lump-sum distribution. A participant may withdraw from his or her after-tax savings account prior to termination of employment subject to Plan provisions.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participant accounts will remain 100% vested.

2.      Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are recorded on the accrual basis of accounting. Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation
The Plan invests in mutual funds and common stocks which are presented at fair value based on quoted market prices, which represent the net asset value of shares held by the Plan at year end. Loans to participants are valued at cost which approximates fair value.

The Plan's investments also consist of a guaranteed investment contract at Metropolitan Life Insurance Company ("Met Life") which is stated at contract value. Contract value is equal to cost plus accrued interest which approximates fair value because the contract is fully benefit responsive. The average crediting rate for 2000 and 1999 was 6.11% and 6.36%, respectively. The crediting rate at December 31, 2000 and 1999 was 6.25% and 6.10%, respectively. The crediting rate is reset by Met Life annually on December 1 based on the contract terms.

The Plan holds a synthetic investment contract with a total contract value of $39,498,658 and $49,277,941 at December 31, 2000 and 1999, respectively. Synthetic investment contracts represent individual assets or a portfolio of assets placed in a trust with ownership by the Plan and a third party issues a wrapper contract that provides that holders can execute transactions at contract value. Individual assets of the synthetic contract are valued at representative quoted market prices. The wrapper is valued as the difference between the fair value of the assets and the contract value of the investment contract.

Net Appreciation (Depreciation) in Fair Value of Investments
The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Reclassifications
Certain 1999 balances have been reclassified to conform to the 2000 presentation.

New Accounting Pronouncements
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet been able to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans", requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value. Until this discrepancy is resolved, management is unable to determine the impact that SFAS No. 133 will have on the Plan financial statements. The carrying value of those instruments is $39,498,658 at December 31, 2000.

The actual impact on the Plan's net assets available for benefits of adopting SFAS No. 133 will be made based on the derivative positions and hedging relationships at the date of adoption.

3.      Investments

The following presents investments that represent 5% or more of the Plan's net assets.

	December 31,
	2000	1999
Bausch & Lomb Incorporated common stock*	$ 55,426,266	$ 85,800,254
Fidelity Equity Income Fund	40,182,633	50,259,970
Fidelity Spartan US Equity Index Fund	30,759,570	41,319,136
Fidelity Puritan Fund	26,277,411	27,170,862
Fidelity Contrafund Incorporated Fund	29,327,198	38,465,667
Bernstein Investment Contact	17,882,690	24,503,136
Clover Capital Investment Contract	20,550,446	23,714,648
Fidelity OTC Portfolio Fund	18,705,896	-

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during this year) depreciated in value by $52,798,590 as follows:

Bausch & Lomb Incorporated common stock	$ 34,605,636
Mutual Funds	18,192,954
$ 52,798,590

*Denotes party-in-interest and investment which is partially non-participant directed.

4.      Non-participant Directed Investments

The Bausch & Lomb Incorporated Stock Fund is both a participant directed and non-participant directed investment option. Company contributions are invested in the Bausch & Lomb Incorporated Stock Fund and must remain in this fund option until the participant reaches age 55. In addition, participants may direct contributions to the Bausch & Lomb Incorporated Stock Fund and may redirect their contributions to another fund at any time. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits related to the Bausch & Lomb Incorporated Stock Fund is as follows:

	December 31,
	2000	1999
Net assets available for benefits:
Common stock	$ 55,426,266	$ 85,800,254
Cash	652,000	821,382
Accrued interest and dividends receivable	358,458	330,388

	$ 56,436,724	$ 86,952,024

	December 31,
	2000
Net assets available for benefits at beginning of year	$ 86,952,024
Contributions:
Participant	867,177
Employer	9,418,128
Interest/dividends	1,412,646
Net depreciation in fair value of investments	(34,605,636)
Benefits paid to participants	(6,492,130)
Interfund transfers, net	(1,115,485)

Net assets available for benefits at end of year	$ 56,436,724

5.      Federal Income Tax

The Internal Revenue Service has determined and informed the Company by a letter dated February 21, 1995, that the Plan and related trust as amended and restated in 1994 are designed in accordance with applicable sections of Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

6.      Transactions with Related Parties

Certain participant contributions and all Company contributions are invested in the Company's common stock and, therefore, these transactions qualify as party-in-interest. All legal, accounting and trustee services are provided at the expense of the Company.
The Bausch & Lomb 401(K) Account Plan (formerly The Bausch & Lomb Savings Plus Plan)			Page 10
Schedule of Assets Held for Investment Purposes at End of Year			Schedule I
For the Plan Year Ended December 31, 2000

Security Description/Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock - Common
United States - USD
**BAUSCH & LOMB INC COM CUSIP: 071707103	1,370,665.000	44,538,428.34	55,426,265.94
Total United States USD		44,538,428.34	55,426,265.94
Total Corporate Stock Common		44,538,428.34	55,426,265.94

Loans to Participants/Other
United States USD
PARTICIPANT LOANS FOR THE BAUSCH & LOMB SAVINGS TRUST CUSIP: 999910418	8,774,803.000		8,774,803.00
(INTEREST RATES 8.75% - 10.5%)
Total United States USD			8,774,803.00
Total Loans to Participants/Other			8,774,803.00

Value of Interest in Common/Collective Trusts
United States USD	29.160
COLTV SHORT TERM INVT FD CUSIP: 195998AC3			717,084.79
Total United States USD			717,084.79
Total Value of Interest in Common/Collective Trusts			717,084.79

**Denotes party-in-interest

	Shares/Par Value	Current Value
Value of Interest in Registered Investment Companies
United States - USD

MFO FID CONCORD STR FID U S BD INDEX PORTFOLIO CUSIP: 315911107	380,619.822	4,030,763.92
MFO FID EQTY INC FD SH BEN INT CUSIP: 316132106	752,061.250	40,182,632.59
MFO FID INSTL INVS TR FREEDOM 2010 FD CUSIP: 31617R506	121,903.940	1,687,150.53
MFO FID INSTL INVS TR FREEDOM 2020 FD CUSIP: 31617R605	151,353.270	2,203,703.61
MFO FID INSTL INVS TR FREEDOM 2030 FD CUSIP: 31617R704	150,412.780	2,256,191.70
MFO FIDELITY CONTRAFUND INC OPEN END FD CUSIP: 316071109	596,444.938	29,327,197.65
MFO FIDELITY FMM RET GOVT MM CUSIP: 316191709	3,858,649.390	3,858,649.39
MFO FIDELITY INVT TR DIVERSIFIED INTL FDOPEN END FD CUSIP: 315910802	268,337.770	5,887,330.82
MFO FIDELITY MAGELLAN FD INC OPEN END FD CUSIP: 316184100	120,833.830	14,415,476.22
MFO FIDELITY OTC PORTFOLIO OPEN END FD CUSIP: 316389105	455,685.650	18,705,896.68
MFO FIDELITY PURITAN FD OPEN END FD CUSIP: 316345107	1,395,507.700	26,277,410.89
MFO FIDELITY SPARTAN US EQTY INDEX FD OPEN END FD CUSIP: 315911206	657,115.354	30,759,569.76
Total United States - USD		179,591,974.00
Total Value of Interest in Registered Investment Companies		179,591,974.00

Value of Funds Held in Insurance Company General Accounts United States - USD

Met Life Insurance Company GAC #13388 6.25% CUSIP: 999499VE3	11,720,991.150	11,720,991.15
Total United States - USD		11,720,991.15
Total Value of Funds Held in Insurance Company General Accounts		11,720,991.15

Synthetic Investment Contract*
Monumental Life Insurance Company
6.279% to 6.391%

Underlying Securities (Bernstein):
Non-Interest Bearing Cash - USD
USD-United States dollar	99,096.30	99,096.30
Total - all currencies		99,096.30
Total Non-Interest Bearing Cash - USD		99,096.30

U.S. Government Securities
United States - USD
FHLB 4.875 01-26-2001 CUSIP: 3133M7G83	130,000.00	129,898.60
FHLB BD 6.465 02-16-2001 CUSIP: 3133MAWL9	115,000.00	115,000.00
FHLB BD 6.5 04-26-2001 CUSIP: 3133MBEJ2	225,000.00	225,456.75
FHLB CONS BD 6.4 02-09-2001 CUSIP: 3133MAR43	45,000.00	45,000.00
FHLMC TBA GOLD POOL #9999999 7.5 47119-2029 REG CUSIP: 02R072618	2,210,000.00	2,243,835.10
FHLMC TBA POOL 6 30YR JAN CUSIP: 02R060613	275,000.00	266,406.25
FHLMC TBA POOL 7 GOLD 30YR JAN CUSIP: 02R070612	2,700,000.00	2,705,913.00
FHLMC ZERO COUPON 01-16-2001 CUSIP: 312902LU1	955,000.00	952,163.65
FHLMC ZERO CPN DUE 04-26-2001 BEO CUSIP: 31339REK9	1,410,000.00	1,345,007.37
FNMA REMIC 1999-41 CL PD 6.5 08-25-2013 CUSIP: 31359WPC9	145,000.00	144,953.60
FNMA SER 1999-19 CL TD 6.5 04-25-2013 CUSIP: 31359VL76	185,000.00	185,114.70
FNMA TBA POOL #9999999 7 DUE 01-01-2 REG CUSIP: 01F070419	730,000.00	737,759.90
FNMA TBA POOL #9999999 7.5 DUE 01-01-2030 REG CUSIP: 01F072415	475,000.00	485,093.75
FNMA TBA POOL #9999999 8 DUE 01-19-2030 REG CUSIP: 01F080616	95,000.00	97,345.55
GNMA, POOL #780118 9.5 DUE 08-15-2021 REG CUSIP: 36225ADX5	74,813.11	79,348.28
GNMA REMIC TR 1995-4 CL CQ 8 PASS THRU DUE 6-20-25 REG CUSIP: 3837HOHW6	6,925.59	7,131.14
GNMA, POOL #780049 SERIES 2021 9.5% DUE 11-15-2021 CUSIP: 36225ABS8	28,565.24	30,261.16
GNMA, POOL #780772 SERIES 2017 8.0% DUE 12-15-2017 CUSIP: 36225A2D1	180,433.12	187,311.23
US TREAS BDS 6.125 DUE 08-15-2029 BEO PUT CUSIP: 912810FJ2	595,000.00	647,157.70
US TREAS INFLATION INDEX 3.625 NT DUE 04-15-2028 REG CUSIP: 912810FD5	175,000.00	184,646.00
US TREAS INFLATION INDEX 3.875 NT DUE 04-15-2029 REG CUSIP: 912810FH6	305,000.00	312,625.00
Total United States - USD		11,127,428.73
Total U.S. Government Securities		11,127,428.73

*Represents synthetic investment contract whereby assets are placed in a trust
(with ownership by the Plan) and a third party issues a wrapper contract that provides that holders can, and must, execute transactions at contract value.

Corporate Debt Instruments - Preferred

United States - USD
AT&T CAP CORP MEDIUM TERM NTS-BOOK ENTRY 6.875 DUE 01-16-2001 CUSIP: 00206HK60	195,000.00	194,385.75
ABN AMRO BK N V CHGO BRH 7.55 DUE 06-28-2006 REG CUSIP: 00077QAD2	125,000.00	131,290.00
ALCOA INC 7.375 DUE 08-01-2010 BEO CUSIP: 013817AB7	145,000.00	153,060.55
AMERN GEN CORP SR NT 8.5 DUE 07-01-2030 BEO PUT CUSIP: 026351BB1	70,000.00	72,225.30
AON CAP A 8.205 DUE 01-01-2027 REG PUT CUSIP: 037388AE5	175,000.00	160,912.50
ARCHER DANIELS MIDLAND CO NT 6.625 DUE 05-01-2029 BEO PUT CUSIP: 039483AR3	185,000.00	165,835.85
AST SECURITIZATION CORP PASS THRU CTF 97-D4 CL A-1D 7.48999 04-14-2029 BEO CUSIP: 045424D54	235,000.00	248,143.55
AST SECURITIZATION CORP SER 1997-MD7 CL A1A 7.32 COML MTG PASS THRU CTF 1-13-30 CUSIP: 045424EG9	70,599.99	72,684.10
AT&T CORP NTS 6.5 DUE 03-15-2029 BEO PUT CUSIP: 001957AW9	115,000.00	91,916.05
BELLSOUTH CAP FDG CORP 6.04 DEB DUE 11-15-2026/01 PUTTABLE PAY 11-15-01 **PUT CUSIP: 09700WCA9	100,000.00	100,173.00
BOEING CAP CORP MEDIUM TERM SR NTS BOOK ENTRY 5.56 DUE 02-05-2001 CUSIP: 09700WCA	120,000.00	119,860.80
BRIT TELECOMMUNICATIONS P L C NT 8.625 DUE 12-15-2030 BEO PUT CUSIP: 111021AE1	115,000.00	114,534.25
BSCH ISSUANCES LTD 7.625 DUE 09-14-2010 BEO CUSIP: 055654AB3	150,000.00	150,616.50
CIGNA CORP 7.875 DEB DUE 05-15-2027 CUSIP: 125509AZ2	190,000.00	186,194.30
CITIGROUP INC SUB NT 7.25 DUE 10-01-2010 BEO PUT CUSIP: 172967AZ4	85,000.00	87,914.65
CMO BEAR STEARNS COML MTG SECS INC 5.91 DUE 02-14-2031 BEO CUSIP: 07383FAP3	220,942.90	218,952.20
CMO COML MTG AST TR CMAT 99-C2 A1 7.28499 DUE 11-17-2032 BEO PUT CUSIP: 201730AV0	219,217.03	228,670.98
CMO GS MTG SECS CORP 11 COML MTG PASS THRU CTF CL A-1 6.05999 DUE CUSIP: 36228CCJO	216,552.80	215,801.58
CMO PRUDENTIAL SECS SECD FING CORP COML MTG PASS 1998-C1 CL A-1A1 6.105 11-15-02 CUSIP: 74436JDL8	36,725.76	36,620.06
COPELCO CAP FDG CORP 11 SER 1996-A CL-A 6.34 AST BACKED CTF DUE 07-20-2004 BEO CUSIP: 217245AG4	6,823.86	6,824.27
COPELCO CAP FDG TR 1998-A LEASE BACKED NT CL A-3 5.78 DUE 08-15-2001 BEO PUT CUSIP: 217247AC	13,023.00	13,018.44
CR SUISSE 1ST BSTN MTG SECS CORP 97-C2 CL A2 6.52 ABS CTF DUE 1-17-2035 CUSIP: 22540AERS	100,000.00	101,229.40
CR SUISSE 1ST BSTN MTG SECS CORP SER 1997-C1 CL A1B 7.15 CMO CTF 8-20-6 BEO CUSIP: 21540AAL2	185,000.00	190,383.69
CR SUISSE 1ST BSTN MTG SECS CORP SER 97-C2 CL A1 6.4 PASS THRU CTF DUE 2-17-04 CUSIP: 22540AEQ7	87,991.24	88,576.47
CR SUISSE 1ST BSTN MTG SECS CORP SER 98-C1 CL A1A 6.26 MTG P-THRU CTF 12-25-3 CUSIP: 22540AFR	209,920.96	210,627.55
DAIMLER CHRYSLER N AMER HLDG CORP 8 DUE 06-15-2010 CUSIP: 233835AK3	45,000.00	45,256.95
FLEETBOSTON FINL CORP 7.25 DUE 09-15-2005 BEO CUSIP: 339030AB4	200,000.00	205,668.00
FORD MTR CO DEL 6.375 DUE 02-01-2029 BEO CUSIP: 345370BZ2	60,000.00	48,525.60
FORD MTR CO DEL 7.125 DUE 11-15-2025 REGPUT CUSIP: 345370BN9	155,000.00	140,036.30
FORD MTR CR CO 7.875 DUE 06-15-2010BEO CUSIP: 345397ST1	30,000.00	30,860.10

Corporate Debt Instruments - Preferred
United States - USD
GE CAP MTG SVCS INC REMIC MC PASS THRU CTF 1994-11 CL A1 6.5 DUE 04-25-2024 BEO CUSIP: 36157LV88	778.22	775.30
GREEN TREE FINL CORP 5.76 DUE 11-01-2018 BEO PUT CUSIP: 393505S94	255,000.00	246,870.60
GREEN TREE RECREATIONAL EQUIP & CNSMR TR97-C CL A1 6.49 ABS CTF DUE 2-15-18 BEO CUSIP: 393533BJ2	27,481.34	27,685.42
GREEN TREE RECREATIONAL EQUIP & CNSMR TRSER 1998-A CL A1C 6.18 ABS CTF 6-15-19 CUSIP: 393533BV5	36,357.65	36,487.08
HARLEY DAVIDSON EAGLEMARK MOTORCYCLE TR SER 98-1 CL A2 5.94 CTF ABS 2-15-04 CUSIP: 412906AL3	72,328.42	72,292.26
HARLEY-DAVIDSON EAGLEMARK MOTORCYCLE TR 2000-2 CL A-2 7.18 05-15-2008 BEO CUSIP: 412906BH	200,000.00	205,525.40
HONDA AUTO LEASE TR SER 1999-A CL A4 ASTBKD 6.44999 DUE 09-15-2002 BEO PUT CUSIP: 438116AD7	200,000.00	200,452.80
INTL BUSINESS MACHS CORP 7.125 DEB DUE 12-01-2096 CALL CUSIP: 459200AP6	55,000.00	50,796.90
LOWES COS INC 6.875 DUE 02-15-2028 REG PUT CUSIP: 548661AH0	115,000.00	100,605.45
MERRILL LYNCH & CO INC MTN 7.18 DUE 02-11-2003 BEO CUSIP: 59018YAW1	125,000.00	127,420.00
MMI CAP TR 1 SER B 7.625 BD DUE 12-15-2027 CUSIP: 553086AC3	170,000.00	153,473.11
MONY GROUP INC 8.35 DUE 03-15-2010 BEO PUT CUSIP: 615337AA0	170,000.00	178,160.00
MORGAN ST CAP 1 INC SER 1998-XL1 CL A1 6.22 MTG PASS THRU CTF DUE 06-01-2030 BEO CUSIP: 61745MGG2	141,390.71	142,004.35
MORGAN ST CAP 1 INC SER 97-XL1 CL-A1 6.59 COML MTG PASS THRU CTF DUE 10-3-2030 CUSIP: 61745MDB6	90,267.03	91,522.46
MORTON INTL INC IND CR SENSITIVE 9.25 DEB DUE 6-1-20 REG CUSIP: 619331AA9	80,000.00	91,388.00
NEWCOURT RECEIVABLES AST TR SER 1997-1 CL A4 6.193 ABS CTF DUE 05-20-2005 BEO CUSIP: 65118YAN7	36,980.01	36,979.64
PHILIP MORRIS COS INC 7.25 DUE 09-15-2001 REG PUT CUSIP: 718154CD7	200,000.00	199,100.00
STRUCTURED AST SECS CORP SER 97-LL 1 CL A1 6.79 COML MTG PASS THRU CTF 6-12-4 BEO CUSIP: 863572PN7	106,092.97	107,808.07
TCI COMMUNICATIONS INC 7.875 DUE 02-15-2026 REG PUT CUSIP: 872287AF4	105,000.00	98,609.70
WELLS FARGO & CO NEW 7.25 DUE 08-24-2005 BEO PUT CUSIP: 949746CC3	195,000.00	202,250.10
Total United States USD		6,201,005.38
Total Corporate Debt Instruments Preferred		6,201,005.38

Corporate Debt Instruments - Other
United States - USD
##CMO LB COML CONDUIT MTG TR CL A 1 6.3311-18-04 DO NOT USE SEE 4455086 CUSIP: 501773AZ8	82,489.84	82,817.08
ALBERTSONS INC SR DEB 8.7 DUE 05-01-2030 BEO PUT CUSIP: 013104AH7	175,000.00	180,421.50
AMERN GEN FIN CORP MEDIUM TERM SR NTS-BOOK ENTRY TRANCHE # TR 00324 6.55 CUSIP: 02635PPM9	235,000.00	236,055.15
CASE CR CORP MEDIUM TERM NTS BOOK ENTRY 5.93 DUE 02-26-2001 CUSIP: 146908AC2	25,000.00	24,597.75
CASE EQUIP RECEIVABLES TR SER 1998-B ASTBACKED NT CL A-3 5.81 DUE 05-15-2003 BEO CUSIP: 147444AC7	50,512.21	50,499.08
CHAMPION INTL CORP 7.2 DUE 11-01-2026 REG PUT CUSIP: 158525AT2	75,000.00	73,783.50
CHAMPION INTL CORP DEB 7.15 DUE 12-15-2027 BEO PUT CUSIP: 158525AV7	45,000.00	40,318.20
CITIGROUP CAP III TR PFD SECS 7.625 DUE 12-01-2036 BEO CUSIP: 17305HAA6	80,000.00	74,590.40
CMO DLJ COML MTG CORP SER 1999-CG3 CL A-1A 7.12 DUE 10-10-2032 BEO PUT CUSIP: 23322BFZ6	220,222.41	229,090.77
CMO HELLER FINL COML MTG AST CORP MTG SER 2000 PH-1 CL A-1 7.715 O9-15-08 BEO CUSIP	0.28	0.30
COMDISCO INC MEDIUM TERM NTS-BOOK ENTRY TRANCHE # TR 00141 6.68 DUE 06-29-2001 CUSIP: 20033RFW4	70,000.00	64,555.40
COPELCO CAP RECEIVABLES LLC SER 2000-A LEASE CL A-3 7.12 8-18-03 BEO CUSIP: 21724PAD7	220,000.00	222,268.20
COX COMMUNICATIONS INC NEW NT 7.75 DUE 11-01-2010 BEO PUT CUSIP: 224044AY3	145.000.00	150,102.55
DLJ MTG ACCEP CORP SER 94-MF 11 CL A-1 MULTIFAM MTG PASS THRU 8.1 CTF 6-18-2004 CUSIP: 23321PLT3	69,813.87	72,195.15
EOP OPER LTD PARTNERSHIP MANDATORY PAR PUT REMARKETED SECS 6.376 DUE 02-15-2012 CUSIP: 268776A2	200,000.00	198,768.00
FFCB DISC NT 02-22-2001 CUSIP: 313313CE6	115,000.00	111,021.49
FHLB DISC NT 01-12-2001 CUSIP: 313385AM8	370,000.00	358,943.81
FHLB DISC NT 02-20-2001 CUSIP: 313385CC8	215,000.00	207,918.41
FHLB DISC NT 03-02-2001 CUSIP: 313385CN4	1,700,000.00	1,639,041.94
GMAC COML MTG SEC INC 97-C1 CL A1 6.83 MTG PASS THRU CTF DUE 12-15-03 BEO CUSIP: 361849BT8	32,132.81	32,328.02
GS MTG SECS CORP 11 CL 98-GL 11 CL A-1 6.312 PASS THRU CTF DUE 04-13-2031 CUSIP: 36228CAZ	124,463.80	124,358.13
HRPT PPTYS TR SR NT 6.875 DUE 08-26-2002 BEO CUSIP: 40426WAF8	115,000.00	113,574.00
INGERSOLL RAND CO SER B 6.015 MTN DUE 02-15-2028 BEO ANNUAL OPT PUT START **PUT CUSIP: 45686XCF8	100,000.00	99,980.00
INGERSOLL RAND CO SER B 6.13 MTN DUE 11-18-2027 BEO ANNUAL OPT PUT PAY 1**PUT CUSIP: 45686XCC5	105,000.00	105,149.10
KEYCORP CAP III CAP SECS 7.75 DUE 07-15-2029 BEO PUT CUSIP: 49326QAA4	60,000.00	51,204.00
MARCONI PLC MARCONI PLC YANK 7 75 7.75 DUE 09-15-2010 BEO PUT CUSIP: 566306AA4	110,000.00	105,568.10
NOBLE AFFILIATES INC 7.25 DUE 08-01-2097 REG PUT CUSIP: 654894AG9	50,000.00	43,862.00
PHILLIPS PETE CO NT 8.75 DUE 5-25-2010 BEO PUT CUSIP: 718507BQ8	130,000.00	148,751.20
REYNOLDS METALS CO-MEDIUM TERM NTS 7 DUE 05-15-2009 BEO CUSIP: 76176LFF3	55,000.00	56,761.65
SEARS ROEBUCK ACCEP CORP MEDIUM TERM NTS BOOK ENTRY 6.93 DUE 10-03-2002 PUT CUSIP: 81240QCP5	95,000.00	95,387.60
WESTVACO CORP DEL 8.2 DUE 01-15-2030 BEO PUT CUSIP: 961548AV6	180,000.00	176,938.20
Total United States USD		5,170,850.68
Total Corporate Debt Instruments - Other		5,170,850.68

Value of Interest in Common/Collective Trusts
United States - USD

COLTV SHORT TERM INVT FD CUSIP: 195998AC3	1,076,670.03	1,076,670.03
Total United States - USD		1,076,670.03
Total Value of Interest in Common/Collective Trusts		1,076,670.03

Other
United States - USD
ISR ST BD 7.25 DUE 12-15-2028 BEO CUSIP: 465138ZR9	135,000.00	116,923.50
QUE PROV CDA DEB DTD 02/09/1994 7.125 DUE 02-09-2024 REG PUT CUSIP: 748148PD9	75,000.00	76,543.50
Total United States USD		193,467.00
Total Other		193,467.00

Other Liabilities
Pending trade purchases: United States dollar	0.00	-6,497,637.87
Total - all currencies		-6,497,637.87
Total Other Liabilities		-6,497,637.87
Subtotal		17,370,880.25

Underlying Securities (Clover Capital):
U.S. Government Securities
United States - USD
FHLMC MULTICLASS SER 1698 CL G 6.0 MTG PARTN CTF DUE 05-15-2008 REG CUSIP: 3133T4QP	500,000.00	498,905.00
FHLMC MULTICLASS SER 1896 CL G 6.0 MTG PARTN CTF DUE 06-15-2005 REG CUSIP: 3133T82Q	866,408.10	865,325.09
FNMA MTN 6.31 11-01-2004 CUSIP: 31364C5A2	750,000.00	764,647.50
FNMA REMIC TR SER 1993-137 CL E 6.75 GTDMTG PASS THRU CTF DUE 02-25-2008 REG CUSIP: 31359BV20	1,000.000.00	1,007,500.00
FNMA REMIC TR SER 1993-191 CL PH 6.00 GTD MTG PASS THRU CTF DUE 05-25-2008 REG CUSIP: 31359EUC3	500,000.00	500,310.00
FNMA REMIC TR SER 93-93 CL E 6.25000 GTDMTG PASS THRU CTF DUE 04-25-2007 REG CUSIP: 31359AEF2	337,268.26	336,003.50
US TREAS BDS 6.375 DUE 08-15-2027 REG PUT CUSIP: 91281OFA1	1,100,000.00	1,218,250.00
US TREAS BDS 7.25 DUE 08-15-2022 REG PUT CUSIP: 912810EM6	1,000,000.00	1,205,620.00
US TREAS BDS 7.5 DUE 11-15-2016 REG PUT CUSIP: 912810DX3	1,800,000.00	2,169,558.00
US TREAS SEC STRIPPED INT PMT 02-15-2016 REG CUSIP: 912833KG4	1,600,000.00	691,616.00
Total United States USD		9,257,735.09
Total U.S. Government Securities		9,257,735.09

Corporate Debt Instruments - Preferred
United States USD
1ST DATA CORP MEDIUM TERM NTS BOOK ENTRY 5.8 DUE 12-15-2008 BEO CUSIP: 32006YAH5	500,000.00	479,605.00
ANHEUSER BUSCH COS INC 6.75 NT DUE 08-01-2003 BEO CUSIP: 035229BJ1	1,100,000.00	1,123,573.00
EMERSON ELEC CO EMERSON ELEC 7.125 DUE 08-15-2010 BEO CUSIP: 291011AM6	1,250,000.00	1,308,537.50
FORD MTR CR CO GLOBAL LANDMARK SECS-GLOBLS 6.7 DUE 07-16-2004 BEO PUT CUSIP: 34539TAKI	400,000.00	399,772.00
NORTHN ILL GAS CO 6.75 DUE 06-01-2002/06-01-2001 REG CUSIP: 665228BN1	1,150,000.00	1,155,520.00
NTHN STS PWR CO WIS 5.75 1ST MTG DUE 10-1-03 REG CUSIP: 665789AM5	500,000.00	494,420.00
NORTHN STS PWR CO MINN 5.875 DUE 03-01-2003 REG PUT CUSIP: 665772BP3	500,000.00	497,790.00
PROCTER & GAMBLE CO 8 DUE 11-15-2003 REG PUT CUSIP: 742718BA6	750,000.00	792,360.00
SYSCO CORP 6.5 NT DUE 06-15-2005 REG CUSIP: 871829AB3	1,000,000.00	1,009,340.00
WAL-MART STORES INC NT 6.875 DUE 08-10-2009 BEO PUT CUSIP: 931142BE2	1,000,000.00	1,043,580.00
ZENCA WILMINGTON INC 6.3 DUE 06-15-2003 REG PUT CUSIP: 98934KAA8	1,000,000.00	1,010,490.00
Total United States USD		9,314,987.50
Total Corporate Debt Instruments Preferred		9,314,987.50

Corporate Debt Instruments - Other
CANANDAIGUA WINE INC 8.75 DUE 12-15-2003/12-5-1998 REG CUSIP: 137219AB7	500,000.00	495,625.00
COLGATE-PALMOLIVE CO MEDIUM TERM NTS BOOK ENTRY TRANCHE # TR 00058 5.27 DUE CUSIP: 19416QCK4	650,000.00	637,793.00
COLUMBIA ENERGY GROUP 6.61 DUE 11-28-2002 REG PUT CUSIP: 197648BZ0	824,000.00	829,899.84
Total United States USD		1,963,317.84
Total Corporate Debt Instruments Other		1,963,317.84

Value of Interest in Common/Collective Trusts
United States - USD
COLTV GOVT STIF REG CUSIP: 195998BDO	350,925.95	350,925.95
Total United States - USD		350,925.95
Total Value of Interest in Common/Collective Trusts		350,925.95

Subtotal		20,886,966.38
Underlying Securities (MAS):
Value of Interest in Common/Collective Trusts
United States - USD
COLTV SHORT TERM INVT FD CUSIP: 195998AC3	207.78	207.78
Total United States - USD		207.78
Total Value of Interest in Common/Collective Trusts		207.78

Value of Interest in Registered Investment Companies
United States USD MFO MAS POOLED TR FD FXD INC PORTFOLIO II OPEN END FD CUSIP: 552913741	47,863.16	512,614.44
Total United States USD		512,614.44
Total Value of Interest in Registered Investment Companies		512,614.44
Subtotal		512,822.22
Total Value $38,770,668.85, Wrapper $727,989.29		39,498,658.14

Total Investments		295,729,777.00

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8
(Nos. 2-56066, 2-85158, 33-15439, 33-35667, 333-03611 and 333-18057) of Bausch & Lomb Incorporated of our report dated May 24, 2001 appearing on page 2 of this Annual Report of The Bausch & Lomb 401(K) Account Plan on Form 11-K for the fiscal year ended December 31, 2000.

PricewaterhouseCoopers LLP

Rochester, New York
June 27, 2001